LOAN ENDORSEMENT

LOANS

         You may borrow against this contract prior to the Maturity Date and during the lifetime of the Owner. This contract will be the collateral for the loan. We require that a written loan agreement be executed. We may defer payment of any loan which is allocated to the Fixed Account for a period of up to six months from the date of request for the loan.

LOAN AMOUNT

         The maximum amount that you may borrow on this contract equals the Cash Surrender Value less loan interest payable at the next Contract Anniversary. The amount borrowed will be added to the sum of all prior loans outstanding. The total will become the new loan balance.

         In no event may the aggregate amount borrowed from all of your tax-sheltered annuities, exceed the lesser of:

         1. $10,000 or one half of the combined Cash Surrender Value of all your tax-sheltered annuities, whichever is greater; or
         2. $50,000, reduced by the excess (if any) of your highest outstanding loan balance during the preceding 12 month period over your outstanding loan balance on the date the loan is made.

         A loan may not be made for less than$1,500.

LOAN INTEREST

         The loan interest rate is adjustable. Loan interest is payable in arrears. If interest is not paid when due, it will be treated as a loan and added to the loan balance and will bear interest at the same rate. Loan balance means the total outstanding loan with interest.

ADJUSTABLE LOAN
INTEREST RATE

         The loan interest rate is adjustable on the Contract Anniversary date. You will be notified of the loan interest rate:

         o  when a loan is requested; and
         o  in advance if a loan exists and the interest rate is changed.

         The loan interest rate is based on a Published Monthly Average. That average is:

         o The Moody's Corporate Bond Yield Average-Monthly Average Corporates as published by Moody's Investors Service, Inc., or any successor thereto; or
         o If that average is no longer published, a substantially similar average, established by regulation of the Commissioner of Insurance.

         The maximum loan interest is the greater of:

         o The Published Monthly Average for the calendar month ending two months before the date the rate is determined; or
         o  4%.

         We must reduce the loan interest rate if the maximum loan interest rate is lower than the loan interest rate for the previous Contract Year by 1/2% or more. We may increase the loan interest rate if the maximum loan interest rate is at least 1/2% higher than the loan interest rate for the previous Contract Year. No increase may be made if the loan interest rate would exceed the maximum loan interest rate.

         The loan interest rate being charged will be equal to or less than the maximum loan interest rate, but will never exceed fifteen percent per annum.

INTEREST CREDITED
TO LOANS

         On the day a loan is made, a portion of the Contract Value equal to the loan amount will be placed in the Fixed Account as collateral for the loan. Loan amounts will be segregated from other unimpaired amounts in the Fixed Account and will earn interest at a rate not less than the Minimum Fixed Account Interest Rate shown in the Data Section.

LOAN REPAYMENT

         You must repay each loan within five years from the date it is made. You may repay a loan in full anytime prior to the expiration of the five-year repayment term. Each payment must be at least S 25.00. The five-year repayment requirement does not apply to any loan used to acquire any dwelling unit that will be used as your principal residence.

         Repayment of principal and interest must be made in substantially equal installments, no less frequently than quarterly. If loan repayments are not made when scheduled, the loan will be treated as a distribution, if allowed by law, or a deemed distribution if a qualifying event bas not occurred.


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                        NATIONAL LIFE INSURANCE COMPANY
    ONE NATIONAL LIFE DRIVE o MONTPELIER, VERMONT 05604 o TEL: 802 229-3333

ALLOCATION OF LOANS
AND LOAN REPAYMENTS

         On the day a loan is made, a portion of the Contract Value equal to the loan amount will be transferred from the Sub-Accounts of the Variable Account and the unimpaired portion of the Fixed Account and placed in the Fixed Account as collateral for the loan. Amounts transferred from the Sub-Accounts of the Variable Account and the unimpaired portion of the Fixed Account will be made in the same proportion as such amounts bear to the total Contract Value.

         Loan repayments will be allocated to the Sub-Accounts of the Variable Account and the unimpaired portion of the Fixed Account according to the premium allocation percentages in effect at the time of the payment.

CONTRACT TERMINATION
FOR INDEBTEDNESS

If the loan balance ever exceeds the Cash Surrender Value, the contract will terminate thirty-one days afterwards or as soon thereafter as permitted by law.
We will send a notice of termination to your last known address.

COORDINATION OF
LOANS WITH OTHER
CONTRACT FEATURES

         If the Owner dies before the Maturity Date, any amount owed to us will be deducted from the Death Benefit or the Enhanced Death Benefit, if applicable.

         The Cash Surrender Value of this contract will be reduced by any amount owed to us when determining the amount payable under a Withdrawal or Cash Surrender. If any amount is owed to us when a Payment Option is elected, such amount will be treated as a distribution.

         Any amount owed to us will be deducted from the Contract Value in determining the amount of any Rider Charges, the amount of the Waiver of Contingent Deferred Sales Charges for withdrawals, the maximum Withdrawal Benefit allowed, and whether the Annual Contract Fee applies.

         Loans may not be taken if a schedule of Systematic Withdrawals has been elected on this contract. A schedule of Systematic Withdrawals may not be elected on this contract if there is also a policy loan.

EFFECTIVE DATE

         The effective date of this endorsement is the same as that of the contract to which it is attached unless a later date is shown below.

TERMINATION

         This endorsement will terminate on the date that the contract terminates.

Effective date of this Endorsement,
if other than the effective date of the Contract:

Signed for National Life Insurance Company at Montpelier, Vermont, as of the effective date of this endorsement, by


/s/ Patrick E Welch
----------------------------
Chairman of the Board and
Chief Executive Officer


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                        NATIONAL LIFE INSURANCE COMPANY
    ONE NATIONAL LIFE DRIVE o MONTPELIER, VERMONT 05604 o TEL: 802 229-3333